October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:      Ibolya Ignat

Mary Mast

Tom Kluck

Alan Campbell

Re: Minerva Surgical, Inc.

Registration Statement on Form S-1

(File No. 333-259832)

Acceleration Request

Requested Date: October 21, 2021

Requested Time: 4:00 PM ET

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Minerva Surgical, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-259832) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip H. Oettinger at (650) 565-3564 or Jesse F. Schumaker at (650) 849-3085.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

Sincerely,

Minerva Surgical, Inc.

/s/ Joel R. Jung
Joel R. Jung
Chief Financial Officer

Enclosures

cc:     Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

David M. Clapper, Chief Executive Officer, Minerva Surgical, Inc.

B. Shayne Kennedy, Latham & Watkins LLP